UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Administradora De Fondos De Pensiones Provida S.A.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00709P108
(CUSIP Number)

Maria Ángeles Peláez Morón Chief Accounting Officer Banco Bilbao Vizcaya Argentaria, S.A. Paseo de la Castellana 81, 20th Floor 28046 Madrid Spain +34 91 537 7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2013
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00709P108	13D	Page 1 of 7

1	NAME OF REPORTING PERSONS Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Not applicable.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON BK

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) hereby amends and supplements its Report on Schedule 13D, originally filed on May 21, 1999 (as heretofore amended and supplemented, the “Schedule 13D ”), in respect of ordinary shares of no par value per share (the “Shares”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company ”). Unless otherwise indicated, capitalized terms used in this Amendment No. 5 (the “Fifth Amendment”), but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

The names, addresses, occupations and citizenship of the current executive officers and directors of BBVA are set forth on Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is inapplicable to this Fifth Amendment.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Pursuant to the agreement previously disclosed between BBVA, and certain of its affiliates, and MetLife Inc.  (“MetLife”), and certain of its affiliates, entered into on February 1, 2013, for the sale to one or more wholly-owned affiliates of MetLife of the entirety of BBVA’s directly and indirectly-held approximately 64.32% interest in the Company (the “Transaction Agreement”), on September 30, 2013, MetLife announced on a Schedule TO-T/A filed with the U.S. Securities and Exchange Commission that it had accepted for payment all American Depositary Shares of the Company (“ADSs”) validly tendered and not withdrawn, including the 2,805,099 ADSs tendered by BBVA  (representing 42,076,485 Shares),  in MetLife’s U.S. tender offer (the “U.S. Offer”)  for all of the outstanding Shares held by U.S. holders and all of the outstanding ADSs at a price, respectively, of U.S. $6.1476 per Share and U.S. $92.2140 per ADS.  Settlement for ADSs validly tendered and not withdrawn in the U.S. Offer was made on or around October 1, 2013.  On October 1, 2013, pursuant to the Transaction Agreement and simultaneously with the consummation of the U.S. Offer, BBVA caused the transfer to certain affiliates of MetLife of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales S.A. (“Inversiones Previsionales”), thereby transferring indirectly the 171,023,573 Shares held by Inversiones Previsionales.  As of October 1, 2013, BBVA ceased to beneficially own any Shares and, as of October 2, 2013, pursuant to the Transaction Agreement,  members of the Company’s board currently or formerly affiliated with BBVA were replaced.

Except as set forth in this Fifth Amendment, none of BBVA, any person controlling BBVA, or to the best of BBVA’s knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

                The information in rows (11) and (13) of the cover pages to this Fifth Amendment are hereby incorporated by reference.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

                The information in rows (7) through (10) of the cover pages to this Fifth Amendment are hereby incorporated by reference.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

Other than disclosed in Item 4 above, neither BBVA, nor, to the best of its knowledge, any persons named in Item 2 above, has effected, during the 60 days preceding the date of this Schedule 13D, any transaction in any class of capital stock of Provida.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by the following information:

As described in Item 4, as of October 1, 2013, BBVA ceased to beneficially own any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

None of the persons named in Item 2 and, to the best of BBVA’s knowledge, none of the persons named in Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2013

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Maria Ángeles Peláez Morón
	Name:	Maria Ángeles Peláez Morón
	Title:	Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA. Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Paseo de la Castellana 81, 28046 Madrid, Spain , and all of the directors and executive officers are citizens of the Kingdom of Spain, except for Ignacio Deschamps González who is a citizen of the Republic of Mexico.

PRESENT PRINCIPAL
DIRECTORS OF BBVA	OCCUPATION

Francisco González Rodríguez	Chairman and Chief Executive Officer of BBVA; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A.

Ángel Cano Fernández
President and Chief Operating Officer of BBVA; Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V.; Director of China Citic Bank Corporation Limited and Türkiye Garanti Bankası A.Ş.

Tomás Alfaro Drake	Chairman of the Appointments Committee of BBVA; Independent Director of BBVA; Director of Internal Development and Professor at the academic area of Finance at Universidad Francisco de Vitoria.

Juan Carlos Álvarez Mezquíriz	Independent Director of BBVA; Managing Director of Grupo El Enebro, S.A.

Ramón Bustamante y de la Mora	Independent Director of BBVA.

José Antonio Fernández Rivero	Chairman of the Risk Committee; Independent Director of BBVA.

Ignacio Ferrero Jordi	Independent Director of BBVA; Chief Operating Officer of Nutrexpa, S.L.; Chairman and Chief Operating Officer of La Piara S.A.; Chairman of Aneto Natural.

Belén Garijo López	Independent Director of BBVA; Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America); Chief Operating Officer of Merck Serono, S.A.

Carlos Loring Martínez de Irujo	Independent Director of BBVA; Chairman of the Compensation Committee of BBVA.

José Maldonado Ramos	External Director of BBVA.

José Manuel González-Páramo Martínez-Murillo	Executive Director of BBVA; Chairman of European Data-Warehouse GmbH; Professor of Economics at the Universidad Complutense in Madrid; Lecturer at IESE Business School.

José Luis Palao García-Suelto	Independent Director of BBVA; Chairman of the Audit and Compliance Committee of BBVA.

Juan Pi Llorens	Independent Director of BBVA.

Susana Rodríguez Vidarte	Independent Director of BBVA; Professor of Strategy at the School of Economics and Business Studies at Universidad de Deusto; Member of the Instituto de Contabilidad y Auditoría de Cuentas.

EXECUTIVE OFFICERS OF BBVA	PRESENT EMPLOYMENT

Francisco González Rodríguez	Chairman and Chief Executive Officer.

Ángel Cano Fernández	President and Chief Operating Officer.

Juan Ignacio Apoita Gordo	Head of Human Resources and Services.

Eduardo Arbizu Lostao	Head of Legal, Audit and Compliance Services.

Juan Asúa Madariaga	Head of Corporate and Investment Banking.

Manuel Castro Aladro	Head of Global Risk Management.

Ignacio Deschamps González	Head of Global Retail and Business Banking.

Ricardo Gómez Barredo	Head of Global Accounting and Information Management.

Manuel González Cid	Chief Financial Officer.

Ignacio Moliner Robredo	Global Communications and Brand Director.

Ramón Monell Valls	Head of Innovation & Technology.

Vincente Rodero Rodero	Head of Mexico.

Jaime Sáenz de Tejada Pulido	Head of Spain and Portugal.

Manuel Sánchez Rodriguez	Country Manager BBVA USA.

Carlos Torres Vila	Head of Strategy & Corporate Development.